Exhibit 23(b)
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Harris Corporation for the registration of Debt Securities, Preferred Stock, Common Stock, Depositary Shares, and Warrants and to the incorporation by reference therein of our reports dated August 23, 2005, with respect to the consolidated financial statements and schedule of Harris Corporation, Harris Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Harris Corporation, included in its Annual Report (Form 10-K) for the year ended July 1, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Certified Public Accountants
Jacksonville, Florida
February 27, 2006